# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rezolve AI Limited, CIK 0001920294
CUSIP: G75398100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 21 Sackville Street, London, United Kingdom (X0), WIS 3DN
Date of event which requires filing of this statement: 11/07/2024
Amends the filing with accession number 0001193125-24-207107
Filed by CIK 0002035140
Persons authorized to receive notices and communications: Penny Minna, 650 S. Exeter Street #1100, Baltimore, Maryland (MD), 21202, 410 580 3000

## Reporting persons
- Daniel Wagner (CIK 0002035140): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 4,698,505; shared voting power 48,731,428; sole dispositive power 4,698,505; shared dispositive power 48,731,428; aggregate amount beneficially owned 53,429,933 (25.65% of the class)
  Comment: (1) Includes (i) 4,698,505 shares directly held by Daniel Wagner (ii) 37,052,254 shares directly held by DBLP Sea Cow Limited ("DBLP"); and (iii) 11,679,174 shares issuable to DBLP upon conversion of certain options granted under the Issuer's Long Term Incentive Plan ("LTIP"). Excludes 3,592,193 shares directly held by DBLP that are subject to a call option currently exercisable by Brad Wickens, in which DBLP has no voting or investment power over such shares. Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by John Wagner. Daniel Wagner and John Wagner each serves as a director on the board of directors of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP.
  
  (2) All percentage calculations herein are based on 208,295,754 Ordinary Shares outstanding as of January 28, 2025, as disclosed in the Issuer's Form F-1/A filed January 29, 2025
- John Wagner: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 815,989; shared voting power 48,731,428; sole dispositive power 815,989; shared dispositive power 48,731,428; aggregate amount beneficially owned 49,547,417 (23.79% of the class)
  Comment: (1) Includes (i) 815,989 shares directly held by John Wagner (ii) 37,052,254 shares directly held by DBLP; and (iii) 11,679,174 shares issuable to DBLP upon exercise of certain options granted under the LTIP. Excludes 3,592,193 shares directly held by DBLP that are subject to a call option currently exercisable by Brad Wickens, in which DBLP has no voting or investment power over such shares. Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by John Wagner. Daniel Wagner and John Wagner each serves as a director on the board of directors of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP.
  
  (2) All percentage calculations herein are based on 208,295,754 Ordinary Shares outstanding as of January 28, 2025, as disclosed in the Issuer's Form F-1/A filed January 29, 2025.
- DBLP Sea Cow Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 48,731,428; sole dispositive power 0; shared dispositive power 48,731,428; aggregate amount beneficially owned 48,731,428 (23.4% of the class)
  Comment: (1) Excludes 3,592,193 shares directly held by DBLP that are subject to a call option currently exercisable by Brad Wickens, in which DBLP has no voting or investment power over such shares.
  Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by John Wagner. Daniel Wagner and John Wagner each serves as a director on the board of directors of
  DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP.
  
  (2) All percentage calculations herein are based on 208,295,754 Ordinary Shares outstanding as of January 28, 2025, as disclosed in the Issuer's Form F-1/A filed January 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Rezolve AI Limited
Address of issuer's principal executive offices: 21 Sackville Street, London, United Kingdom (X0), WIS 3DN
Comment:
This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission ("SEC") on August 15, 2024 (the "Original Schedule 13D" and, together with the Amendment, the "Schedule 13D"), relating to the ordinary shares, par value 0.0001 per share (the "Ordinary Shares"), of Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with the registration number 14573691 (the "Issuer"), whose principal executive offices are located at 21 Sackville Street, London, WIS 3DN, United Kingdom. Except as specifically provided herein, this Amendment does not modify any of the information previously provided in the Original Schedule 13D. All disclosures in respect of items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment is being filed to report the following matters: (1) on November 7, 2024, DBLP was granted 11,679,174 options to purchase 11,679,174 shares pursuant to an Option Grant Agreement, dated October 25, 2024 (the "Grant Agreement"), which such award was granted under the LTIP; (2) on December 17, 2024, DBLP was issued 4,150,000 Ordinary Shares of the Issuer upon conversion of that certain previously disclosed Advanced Subscription Agreement between the Issuer and DBLP; (3) on February 20, 2025, DBLP received 819,737 Ordinary Shares of the Issuer in connection with that certain previously disclosed Purchase Agreement between the Issuer and DBLP for the purchase of the entire issued and to be issued share capital of each of Bluedot Industries, Inc., a Delaware corporation, and Bluedot Industries Pty. Ltd., an Australian proprietary limited company registered in Victoria on 7 December 2013 with Australian Company Number 165 206 566 (the "Bluedot Purchase Agreement"); (4) on February 21, 2025, Daniel Wagner executed that certain Deed of Voting Undertaking (the "Voting Agreement") whereby he agreed to vote all of his shares in the Issuer in favor of the Company authorizing the sale of a new series of convertible notes in connection with that certain previously disclosed Securities Purchase Agreement between the Issuer and each of the investors listed on the Schedule of Buyers attached thereto, dated February 21, 2025 (the "Securities Purchase Agreement"); and (5) on March 5, 2025, DBLP purchased 407,994 Ordinary Shares of the Issuer for an aggregate purchase price of $1,221,000. The foregoing description of the Bluedot Purchase Agreement, the Voting Agreement, the Securities Purchase Agreement and the Award Agreement does not purport to be complete and is qualified in its entirety by the full text of the Bluedot Purchase Agreement, the Voting Agreement, the Securities Purchase Agreement and the Award Agreement, which are incorporated by reference herein and are attached as exhibits to this Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed jointly by (i) Daniel Wagner; (ii) John Wagner; and (iii) DBLP Sea Cow Limited (each individually, a "Reporting Person", and collectively, the "Reporting Persons").
Residence or business address: The information set forth in Item 2 of the Original Schedule 13D is hereby incorporated by reference in its entirety herein
Present principal occupation or employment: The information set forth in Item 2 of the Original Schedule 13D is hereby incorporated by reference in its entirety herein
Criminal convictions in the last five years: The information set forth in Item 2 of the Original Schedule 13D is hereby incorporated by reference in its entirety herein
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2 of the Original Schedule 13D is hereby incorporated by reference in its entirety herein
Citizenship: The information set forth in Item 2 of the Original Schedule 13D is hereby incorporated by reference in its entirety herein

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

The responses to Items 1, 2, 4, 5 and 6 of this Amendment are incorporated into this Item 3 by reference in their entirety.

On November 7, 2024, DBLP was granted 11,679,174 options to purchase 11,679,174 Ordinary Shares of the Issuer pursuant to the Grant Agreement, which such award was granted under the LTIP. The options are currently exercisable within 60 days at an exercise price of 0.0001 per share.

On December 17, 2024, DBLP made a subscription of $500,000 to the Issuer pursuant to the Advanced Subscription Agreement.

On February 20, 2025 (the "Bluedot Closing Date"), the Issuer closed the previously disclosed transactions in connection with the Bluedot Purchase Agreement. In connection with such transactions, and as consideration for the DBLP's sale of 100% of the issued and outstanding shares of each of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd. (together, the "Bluedot Companies") to the Issuer, the Issuer issued 819,737 of its Ordinary Shares in a private placement to DBLP.

The foregoing description of the Bluedot Purchase Agreement is not complete and is qualified in its entirety by the full text of the Bluedot Purchase Agreement, a copy of which is filed as an exhibit hereto.

On March 5, 2025, DBLP purchased 407,994 Ordinary Shares of the Issuer for an aggregate purchase price of $1,221,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The responses set forth in Items 1, 2, 3, 5 and 6 hereof are incorporated by reference in their entirety.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

On the Bluedot Closing Date, the Issuer closed the transactions pursuant to the Bluedot Purchase Agreement. In connection with such transactions, and as consideration for DBLP's sale of 100% of the issued and outstanding shares of the Bluedot Companies to the Issuer, the Issuer issued to DBLP 819,737 of its Ordinary Shares.

The Voting Agreement was entered into in connection with the transactions described in the Securities Purchase Agreement (the "Convertible Note Transaction"). Pursuant to the Voting Agreement, Daniel Wagner, as the beneficial owner of 41,342,765 Ordinary Shares, which represents approximately 19.85% of the Issuer's Ordinary Shares deemed to be outstanding, has agreed to vote, or cause to be voted, all issued and outstanding securities of the Issuer owned or record or beneficially owned by him in favor of (i) the resolutions of the shareholders of the Issuer required to authorize allotment of securities in connection with the Convertible Note Transaction and to disapply pre-emption rights in relation thereto, and (ii) any other resolutions required to implement the Convertible Note Transaction at the Issuer's general shareholders meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days except as disclosed in this Amendment, which information is incorporated by reference in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: The information in Items 1 and 2 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not appicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information furnished in Items 1, 2, 4, and 5 is incorporated into this Item 6 by reference. Copies of the Purchase Agreement, the Voting Agreement and the Securities Purchase Agreement are attached as exhibits to this Amendment and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Option Grant Agreement, dated October 25, 2024
Exhibit 99.2 Purchase Agreement, dated February 4, 2025, by and between Rezolve AI Limited and DBLP Sea Cow Ltd. (incorporated by reference to Exhibit 10.1 of the Issuer's Report on Form 6-K filed with the SEC on February 7, 2025)
Exhibit 99.3 Voting agreement between Daniel Wagner and the buyers listed therewith.
Exhibit 99.4 Form of Securities Purchase Agreement, dated February 21, 2025, between Rezolve AI Ltd., and each of the investors listed on the Schedule of Buyers attached thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Report on Form 6-K filed with the SEC on February 25, 2025).

## Signatures
- Daniel Wagner: /s/ Daniel Wagner, Daniel Wagner (03/19/2025)
- John Wagner: /s/ John Wagner, John Wagner (03/19/2025)
- DBLP Sea Cow Limited: /s/ Daniel Wagner, Daniel Wagner, Chief Executive Officer (03/19/2025)